EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Heritage Financial Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-87599) on Form S-8 of Heritage Financial Corporation of our report dated June 24, 2008, with respect to the statements of net assets available for benefits of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust as of December 31, 2007 and 2006, the related statement of changes in net assets available for benefits for the year ended December 31, 2007, and the related supplemental financial statement schedules H, line 4i – Schedule of Assets (Held at End of Year) and line 4j – Schedule of Reportable Transactions, which report appears in the December 31, 2007 annual report on Form 11-K of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust.

/s/ KPMG LLP

Seattle, Washington

June 24, 2008